Exhibit 99.1

CALEDONIA MINING CORPORATION

Special Meeting of Shareholders of
Caledonia Mining Corporation. (the "Corporation")

February 18, 2016

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

MATTERS VOTED UPON

Description of Matter Voted Upon	Outcome of Vote
The special resolution authorizing the continuance of the Company into Jersey, Channel Islands, pursuant to the provisions of the Canada Business Corporations Act and the Companies (Jersey) Law 1991 (as amended), and, in connection therewith, the adoption of new charter documents of the Company upon the continuance, which shall include amendments to the existing charter documents of the Company including a change of the Company's name to "Caledonia Mining Corporation Plc," and authorizing the purchase of shares held by dissenting shareholders, if any.
Carried (by ballot) For: 17,080,871 (96.05%) Against: 702,219 (03.95%)